[Palo Alto Networks, Inc. Letterhead]

September 29, 2025

VIA EDGAR

Marion Graham

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palo Alto Networks, Inc.

Registration Statement on Form S-4

File No. 333-290235

Request for Effectiveness

Dear Marion Graham:

Reference is made to the Registration Statement on Form S-4 (File No. 333-290235) filed by Palo Alto Networks, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 12, 2025, as amended on September 26, 2025 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 9:00 a.m., Eastern Time, on September 30, 2025, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. The Company hereby authorizes Jacob A. Kling of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration.

Please contact Jacob A. Kling of Wachtell, Lipton, Rosen & Katz at (212) 403-1003 or JAKling@wlrk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify him when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

PALO ALTO NETWORKS, INC.

By:	/s/ Bruce Byrd
Name:	Bruce Byrd
Title:	Executive Vice President and General Counsel

cc:	Jacob A. Kling, Wachtell, Lipton, Rosen & Katz

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